

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Anthony Smurfit
Group Chief Executive Officer
Smurfit WestRock Limited
Beech Hill, Clonskeagh
Dublin 4, D04 N2R2
Ireland

> **Re: Smurfit WestRock Limited**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed April 11, 2024**
> **File No. 333-278185**

Dear Anthony Smurfit:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Risks Relating to WestRock's Business, page 66

1.  We note your response to prior comment 1. Based on your anticipated timing, please revise the proxy statement/prospectus to include the disclosure provided in response to comment 5 of our letter dated March 13, 2024.

<u>Material U.S. Federal Income and Irish Tax Considerations</u>
<u>Tax Consequences of the Combination</u>
<u>Smurfit Kappa Share Exchange, page 158</u>

2.    We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the disclosure in this section of the proxy statement/prospectus is the opinion of the named counsel. For more information, please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

<u>General</u>

3.    Please ensure that all missing information is provided in the next amendment, including the disclosure in the sections "Description of Smurfit WestRock Shares and the Smurfit WestRock Constitution" and "Comparison of the Rights of Holders of WestRock Stock and Smurfit WestRock Shares."

    Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Victor Goldfeld